

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2013

Via E-Mail
Mr. Judson F. Hoover
Chief Financial Officer
TransCoastal Corporation
17304 Preston Road, Suite 700
Dallas, TX 75252

> **Re: TransCoastal Corporation**
> **Registration Statement on Form S-1**
> **Filed October 4, 2013**
> **File No. 333-191566**

Dear Mr. Hoover:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that three of your executive officers and directors – Stuart G. Hagler, Wilbut A. Westmoreland and David J. May – are among the selling shareholders in this offering. Given that they are affiliates of the company, tell us what consideration you have given to the requirements of Rule 144 with regards to their status as underwriters and whether their shares are restricted securities subject to a holding period.

2. You reference the "Plan of Distribution" section throughout your filing (for example, on the cover page of your prospectus). Please amend your filing to add a "Plan of Distribution" section. Alternatively, please remove all references to the "Plan of Distribution" section.

Prospectus Summary, page 1

3.   Please furnish to us the petroleum engineering reports you used as the basis for your December 31, 2012 proved reserve disclosures. The report items should include:

    a) One-line recaps in <u>spread sheet format</u> for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

    b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

    c) Individual income forecasts for all the wells/locations in the proved developed producing, proved developed non-producing and proved undeveloped categories;

    d) Please provide the above referenced cash flows – summary and individual entities – with annual detail for the <u>entire economic life</u> (e.g. 30 years) of the properties;

    e) Producing rate vs. time plots/extrapolations for all your proved producing properties;

    f) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed producing, proved non-producing and prove undeveloped categories (9 entities in all) as well as the AFE and development narrative for each of the three PNP and PUD properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots or individual property cash flows.

        You may furnish these materials on digital media such as a flash drive or compact disk.

        If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return of supplemental information as long as certain express conditions are met.

        If you wish to request confidential treatment of these materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

        Please indicate your preferred method of disposition/return and direct these engineering items to:

        U.S. Securities and Exchange Commission
        100 F Street NE
        Washington, DC 20549-4628
        Attn: Ronald M. Winfrey

Risk Factors, page 2

4.   You state on page 8 that "As a result of our expected financing in this Offering, a substantial portion of our operating cash flow being [sic] dedicated to the payment of an annual dividend." Please revise to clarify this statement, as this is an offering on behalf

of selling shareholders from which you will not receive any proceeds. Furthermore, please reconcile this statement with your disclosure on page 2 that you do not intend to pay dividends on your common stock.

5.   We note the disclosure on page F-21 of the financial statements regarding "risk concentrations and that two customers accounted for 92.8% of your oil sales in 2012 and 94.1% of your oil sales in 2011. Provide a risk factor addressing your dependency on such a small number of customers and the impact that the loss of these customers would have upon your financial condition and results of operation.

6.   Please include a risk factor in which you discuss your lack of independent directors and the resulting implications for corporate governance.

There is no guarantee that our shares will be listed on the NYSE Market, page 15

7.   Please delete any reference to trading on the NYSE until you have applied for listing.

Stock Incentive Plan, page 17

8.   Please identify the Administrator of the Plan.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Revenue, page 20

9.   Your revenue discussions should identify (and quantify) changes resulting from production quantities, prices and other factors. Other factors should be described and where necessary quantified. In this manner, we note that production volumes and average selling prices of oil and natural gas have been omitted for all periods presented. Please revise throughout MD&A to include these disclosures.

Operating Expenses, page 20

10.   We note your discussion that total operating expenses for the year ended December 31, 2012 decreased due to lower stock compensation that was offset by increases in payroll costs as the Company performed services for third parties. Please expand to discuss the business developments that underlie these factors. Lastly, include a discussion for all material variances related to each of your operating expenses as classified on your statements of operations for all periods presented.

11.   We note that "Depreciation, depletion and amortization" expense has declined in each of the three and six month periods ended June 30, 2013. However, your "Total oil and natural gas properties and other equipment, net" and production of oil and gas volumes have increased in the six months ended June 30, 2013. The reasons for this disparity are

not apparent from your existing disclosures. Please provide us with a detailed analysis that fully explains the negative trend in your periodic depreciation and amortization expense. Specifically explain why the expense in each of the three and six month periods ended June 30, 2013 was less than compared to the same periods in 2012.

12.   We note your consolidated statement of operations includes captions for "Stock based compensation" and "Payroll." Please tell us how your use and disclosure of these line items is consistent with the guidance in Rule 5-03 of Regulation S-X and SAB Topic 14F.

Liquidity and Capital Resources, page 21

13.   Expand this section to address your anticipated capital expenditures and how you intend to fund those expenditures.

Our Business, page 23

14.   We note that 43 % of your revenues for December 31, 2012 came from drilling revenues. Your discussion here, however, focuses almost entirely on your sales of oil, natural gas and related products. Please expand this section to address your drilling operations.

Oil and Gas Leases and Wells, page 27

15.   In part, item 1208(a) of Regulation S-K requires the disclosure of your total gross and net productive wells, expressed separately for oil and gas. Please amend your document to comply with Regulation S-K.

16.   Here you disclose "The Properties comprise approximately 61 producing wells generating net production of approximately 73 bbls/day and 370 mcf/day during fiscal year 2012." Further on you state "The Company currently receives production from 63 wells located on the above leases." The proved producing company summary cash flow presents 2013 well count of 73 wells as of January 1, 2013. Please explain these differences to us and amend your document to eliminate them.

17.   On page 32, you present 752 and 500 undeveloped acres in Shelby County in contrast to the 162 undeveloped acres disclosed on page 27. Please amend your document to correct this inconsistency.

Net Production, page 33

18.   Your 2012 historical net production – 26,413 BO and 134,736 MCFG – seems inconsistent with the 2012 gross (8/8ths) production from the Texas Rail Road Commission website for CoreTerra Operating (Operator 178422) in District 10 – 40,891 BO and 80,435 MCFG. We see similar issues with the 2011 volumes. Please reconcile

these figures to us. Include the figures for the 3 non-operated properties referenced on page 27.

Average Sales Prices, page 33

19.   You disclose historical natural gas sales prices for 2011 and 2012 above $9/MCFG. Please explain the circumstances that generated these prices and address whether you sell natural gas liquids or wet gas. Include examples of your BTU content calculations as referenced in your third party reserves report. Please provide us with copies of November, 2012 gas sales statements for all 23 of your leases.

Oil and Natural Gas Costs, page 33

20.   Please correct your typographical error here of "$0.03" for average production cost per BOE.

21.   Your 2012 historical production costs are $1.1 million while the 2013 projected "Lease Net Costs" for proved producing properties in your third party report are $665 thousand. As these projected costs are for the same properties in the next year, please explain this difference to us. Include the changes by line item of your projected costs from your actual incurred costs.

Oil and Natural Gas Reserves, page 34

22.   Item 1202(a)(7) of Regulation S-K requires the disclosure of the qualifications of the technical person(s) primarily responsible for overseeing the preparation of the reserves estimates and the qualifications of third party engineer. You have only cited the requirements of the Society of Petroleum Engineers. Please amend your document to comply with Regulation S-K.

23.   You state that "Prices Used in Calculating Reserves" are $94.71/BO and $2.85/MCFG. These are the bench mark prices to which property specific adjustments are made to arrive at the prices used for reserve calculations. Please expand this to disclose also the weighted average pricing from the total proved summary cash flow page of your third party engineering report and page F-30 - $93.10/BO and $5.69/MCFG.

24.   Please amend your document to disclose the information required by Item 1203 of Regulation S-K: (a)the total quantity of proved undeveloped reserves at year end; (b)material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves as well as those due to revisions, acquisition/divestiture, improved recovery and discoveries/extensions; (c) investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures; (d) the reasons why material amounts of proved undeveloped

reserves in individual fields or countries remain or are scheduled to remain undeveloped for five years or more after disclosure as proved undeveloped reserves.

25.   On page 23, you state "we plan to carry out a balanced program of (1) developing our multi-year inventory in the Brown Dolomite oil and gas properties near Pampa, Texas…". Please expand this discussion with attention to the fields' productive history and productive geologic intervals. Address the fact that 60% of your proved reserves are undeveloped, yet you have only 162 undeveloped acres.

26.   We note that your third party engineering report projects 2014 development costs of about $22 million. Given that only nine percent of your proved reserves are producing, you have incurred $15 million in bank debt and you had about $1 million cash at mid-year 2013, please explain to us the reasons that your financing of these development costs is reasonably certain, i.e. much more likely than not of occurring. Address your history of obtaining such development financing.

27.   The disclosure required by Items 1205 and 1206 of Regulation S-K is the registrant's historical drilling activities and the registrant's present activities, respectively. Please amend your document to comply with Regulation S-K.

Marketing, page 35

28.   We note the disclosure and on page F-21 regarding your dependency on a small number of customers for your sales of both oil and gas. Please file your agreements with these customers as exhibits or tell us why they are not required under Item 601(b)(10) of Regulation S-K.

Regulatory Actions, page 36

29.   Clarify here and in the forepart of the Prospectus if you are prohibited from offering these securities in the state of California.

Executive Compensation, page 38

Officers, page 38

30.   Please provide a summary compensation table disclosing the compensation of your executives pursuant to Item 402(n)(1) of Regulation S-K. Provide also a summary compensation table disclosing the compensation of your directors pursuant to Item 402(r)(1) of Regulation S-K. In this regard, you state that your officers' salary and stock bonuses will exceed the stated minimum levels "if the cash flow and profitability of the Company will justify it." Please specify in greater detail the particular cash flow and profitability benchmarks used.

Selling Stockholders, page 40

31.   For each selling stockholder, please indicate the nature of any position, office, or other material relationship which the selling stockholder has had within the past three years with the registrant or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

32.   Please identify the individuals who have voting or investment control over all selling stockholders that are not natural persons. Refer to Item 507 of Regulation S-K and use Exchange Act Rule 13d-3 to determine beneficial ownership.

33.   Please disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that a selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services.

Exhibit Index, page 49

34.   We note that several of your exhibits are incorporated by reference. Pursuant to Instruction VII to the Form S-1, incorporation by reference is unavailable to registrants for offerings of penny stock as defined by Rule 3a51-1 of the Exchange Act. In your response, please remove all instances of incorporation by reference and provide all exhibits required by Item 601 of Regulation S-K.

Undertakings, page 50

35.   Please revise your undertakings on page 50 to meet the requirements of Item 512(a) of Regulation S-K for a Form S-1 under Rule 415 of Regulation S-K.

Signatures, page 51

36.   We note your certification on page 51 that the filing meets all of the requirements for filing on "Form S-8." Please replace "Form S-8" with "Form S-1." In addition, please include the date in your certification.

Notes to Consolidated Financial Statements, page F-6

Proved Reserves Methodology, page F-29

37.   Item 1202(a)(6) of Regulation S-K requires states "If the registrant has not previously disclosed reserves estimates in a filing with the Commission or is disclosing material additions to its reserves estimates, the registrant shall provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed." Your disclosure here does not reference the methods/procedures employed in the estimation of your reserves.

Please amend your document to comply with Item 1202(a)(6) with disclosure pertinent to the utilized engineering methods specific to your properties.

Proved-Developed and Undeveloped Reserves, Page F-30

38.   The 2011 "Acquisitions of reserves" line item presents a proved reserve addition of 5,372 MBOE (1,949 MBO and 20,539 MMCFG); the 2011 acquisition cost incurred (page F-28) is $2,207 thousand. This results in a unit acquisition cost of 41¢ per BOE. Your 2011 historical price for production sold per BOE (page 33) is about $75. Please explain to us the circumstances that allowed you to realize this purchase price, the estimator responsible for these reserves and the seller of these properties. Furnish to us the reserve report on which you relied for these disclosed acquired proved reserves. The report should include:

a) One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties.

Significant Changes in Reserves for the Years Ended December 31, 2012 and 2011, page F-32

39.   Explain the significant change in your proved reserves due to the 2011 acquisition. See FASB ASC Paragraph 932-235-50-5. Please amend your document to explain the details/circumstances of this 2011 acquisition.

Form 8-K filed May 15, 2013

Exhibit 10.3 Third Party Engineering Report

40.   Item 1202(a)(8) of Regulation S-K requires certain items which appear to be omitted from your third party engineering report. Please file a third party report that includes the items below in order to comply with Regulation S-K:

(i) The purpose for which the report was prepared;
(ii) The date on which the report was completed;
(iii) The proportion of the registrant's total reserves covered by the report;
(iv) Assumptions, Methods and Procedures used and a statement that such assumptions, data, methods, and procedures are appropriate for the purpose served by the report;
(vi) A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves;
(viii) A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report;

(ix) A brief summary of the third party's conclusions with respect to the reserves estimates;
(x) Technical qualifications of principal engineer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko at (202) 551-3824 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact Ronald Winfrey at (202) 551-3704. Please contact PJ Hamidi at (202) 551-3421 or the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Craig G. Ongley
        Kane Russell Coleman & Logan PC